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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number 0-12456
                                                                   ------------
                          NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: April 30, 1997
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
For the Transition Period Ended:
                                ----------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I.  REGISTRANT INFORMATION

Full name of registrant            AMERICAN SOFTWARE, INC.
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Former name if applicable
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Address of principal executive office     470 East Paces Ferry Rd. N.E.
                                      -----------------------------------------
City, State and Zip Code                  Atlanta, Georgia 30305
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                       PART II.  RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                             PART III.  NARRATIVE

   Certain portions of the subject annual report on Form 10-K were electronically adapted from portions of Registrant's 1997 Annual Report to Shareholders. Unforeseen technical problems in the electronic transmission of those portions of the Annual Report to Shareholders has caused this one-day delay in filing.


                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David E. Weigand                (404)             261-4381
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              (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No



                            AMERICAN SOFTWARE, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                        By  /s/ David E. Weigand
                                          --------------------------------------
                                            David E. Weigand,
                                            Chief Accounting Officer and
                                            Acting Chief Financial Officer

Date: July 30, 1997
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